                               July 3, 2008

BY EDGAR TRANSMISSION

United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C.  20549

                               Province of Ontario
                               Amendment No. 7 to
                           Annual Report on Form 18-K

Ladies and Gentlemen:

     On behalf of the Province of Ontario (the "Province"), we hereby transmit for electronic filing a conformed copy of Amendment No. 7 on Form 18-K/A, to the
Province's Annual Report on Form 18-K for the fiscal year ended March 31, 2007.

     In the event that you have any questions or comments regarding the Form 18-K, please call Christopher J. Cummings of Shearman & Sterling LLP, U.S. counsel to the Province, (collect) at (416) 360-2967 or Irene Stich of the Ontario
Financing Authority, Province of Ontario, at (416) 325-8053.

     Please send copies of all notices and communications to Christopher J. Cummings at Shearman & Sterling LLP, Commerce Court West, 199 Bay Street, Suite 4405,
P.O. Box 247, Toronto, Ontario, M5L 1E8 Canada.

     Please acknowledge your receipt of this letter and the attached material by returning a filing acceptance notice.

                                        Very truly yours,

                                             /s/ Karin Sze
                                        _____________________________________
                                        Name:    Karin Sze
                                        Title:   Documentation & Analysis
                                                 Capital Markets Division
                                                 Ontario Financing Authority

Attachments

cc:      Mr. Paul Dudek
              Securities and Exchange Commission
         Ms. Irene Stich
         Ms. Annette D. Pivnick
              Province of Ontario
         Mr. Alan Dean
         Ms. Jean Weng
              Davis, Polk & Wardwell
         Mr. Andrew Grossman
              Stikeman Elliott LLP
         Mr. Christopher J. Cummings
         Mr. Jason Lehner
         Mr. Adam Lewinberg
              Shearman & Sterling LLP